FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of April 2019

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes	No	X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

1.          A copy of circular of Huaneng Power International, Inc. (the Registrant”) containing certain proposals and notice of 2018 annual general meeting of the Registrant; and

2.          A copy of 2019 first quarterly report of the Registrant;

Each made by the Registrant on April 26, 2019.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should obtain independent professional advice.

If you have sold or transferred all your shares in Huaneng Power International, Inc., you should at once hand this circular and, where applicable, the form of proxy and reply slip to the purchaser or transferee or to the bank, or a licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

華能國際電力股份有限公司

HUANENG POWER INTERNATIONAL, INC.

(Stock Code: 902)

PROPOSAL REGARDING THE ISSUE OF SHORT-TERM DEBENTURES BY THE COMPANY;
PROPOSAL REGARDING THE ISSUE OF
SUPER SHORT-TERM DEBENTURES BY THE COMPANY; PROPOSAL REGARDING THE ISSUE OF DEBT FINANCING INSTRUMENTS
(BY WAY OF NON-PUBLIC PLACEMENT);
PROPOSAL REGARDING THE GRANTING OF THE GENERAL MANDATE TO ISSUE DOMESTIC AND/OR OVERSEAS DEBT FINANCING INSTRUMENTS; PROPOSAL REGARDING THE GRANTING OF GENERAL MANDATE TO THE BOARD OF DIRECTORS TO ISSUE DOMESTIC SHARES AND/OR OVERSEAS LISTED FOREIGN SHARES;
PROPOSAL REGARDING THE AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF THE COMPANY;
PROPOSAL REGARDING THE PROVISION OF GUARANTEE BY SHANDONG COMPANY TO ITS SUBSIDIARY;
AND
NOTICE OF 2018 ANNUAL GENERAL MEETING

The Company will convene the AGM at 9:00 a.m. on 12 June 2019 at Conference Room A102, the headquarters of the Company, Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, the PRC. A notice convening the AGM is set out on pages 17 to 20 of this circular.

A reply slip and a form of proxy for use at the AGM are enclosed. If you intend to attend the AGM, you should complete and return the reply slip in accordance with the instructions printed thereon as soon as possible.

Whether or not you are able to attend the AGM, you should complete and return the form of proxy in accordance with the instructions printed thereon and return it to Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, as soon as possible and in any event by not later than 24 hours before the time appointed for holding such meeting or any adjournment thereof.

Completion and return of the form of proxy will not preclude you from attending and voting at the AGM should you so wish.

26 April 2019

- i -

DEFINITIONS

In this circular, the following expressions have the following meanings unless the context requires otherwise:

“A Share(s)”, “Domestic Share(s)”	domestic tradable shares in the ordinary share capital of the Company with a nominal value of RMB1.00 each, which are listed on the Shanghai Stock Exchange
“ADSs”	American Depositary Shares, each representing the ownership of 40 H Shares, which are listed on the New York Stock Exchange Inc.
“AGM”, “General Meeting”
the 2018 annual general meeting of the Company to be held at 9:00 a.m. on 12 June 2019 at Conference Room A102, the headquarters of the Company, Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, the PRC

“Articles of Association”	the articles of association of the Company, as amended, modified or otherwise supplemented form time to time
“Board”	the board of Directors of the Company
“Company”, “Huaneng Power International”
Huaneng Power International, Inc., a sino-foreign joint stock limited company incorporated in the PRC and the H Shares, ADSs and A Shares of which are listed on the Hong Kong Stock Exchange, the New York Stock Exchange Inc. and the Shanghai Stock Exchange, respectively, and its subsidiaries (as the case may be)

“Company Law”	the Company Law of the PRC
“Director(s)”	the director(s) (including independent non-executive directors) of the Company
“Guarantee”	Shandong Company shall provide an irrevocable guarantee for US$200 million for Pakistan Company
“H Share(s)”	overseas listed foreign shares in the ordinary share capital of the Company with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange
“Hong Kong”	the Hong Kong Special Administrative Region of the PRC
“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange
“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

DEFINITIONS

“ICBC”	Industrial and Commercial Bank of China Limited
“Latest Practicable Date”	18 April 2019, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein
“Pakistan Company”	Huaneng Shandong Ruyi (Pakistan) Energy (Private) Limited
“PRC” or “China”	The Republic of China
“RMB”	Renminbi, the lawful currency of the PRC
“Shandong Company”	Huaneng Shandong Power Generation Co., Ltd.
“Shandong Ruyi Technology Group”	Shandong Ruyi Technology Group Co., Ltd.
“Shanghai Listing Rules”	The Rules Governing the Listing of Securities on the Shanghai Stock Exchange
“Shareholder(s)”	the shareholder(s) of the Company

LETTER FROM THE BOARD

華能國際電力股份有限公司

HUANENG POWER INTERNATIONAL, INC.

(Stock Code: 902)

Directors:	Legal Address:
Shu Yinbiao Huang Jian Wang Yongxiang Mi Dabin Guo Hongbo Cheng Heng Lin Chong	Huaneng Building 6 Fuxingmennei Street Xicheng District Beijing 100031 PRC

Independent Non-executive Directors:
Yue Heng Xu Mengzhou Liu Jizhen Xu Haifeng Zhang Xianzhi
26 April 2019

To the Shareholders

Dear Sir or Madam,

PROPOSAL REGARDING THE ISSUE OF SHORT-TERM DEBENTURES BY THE COMPANY;
PROPOSAL REGARDING THE ISSUE OF
SUPER SHORT-TERM DEBENTURES BY THE COMPANY; PROPOSAL REGARDING THE ISSUE OF DEBT FINANCING INSTRUMENTS
(BY WAY OF NON-PUBLIC PLACEMENT);
PROPOSAL REGARDING THE GRANTING OF THE GENERAL MANDATE TO ISSUE DOMESTIC AND/OR OVERSEAS DEBT FINANCING INSTRUMENTS; PROPOSAL REGARDING THE GRANTING OF GENERAL MANDATE TO THE BOARD OF DIRECTORS TO ISSUE DOMESTIC SHARES AND/OR OVERSEAS LISTED FOREIGN SHARES;
PROPOSAL REGARDING THE AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF THE COMPANY;
PROPOSAL REGARDING THE PROVISION OF GUARANTEE BY SHANDONG COMPANY TO ITS SUBSIDIARY;
AND
NOTICE OF 2018 ANNUAL GENERAL MEETING

LETTER FROM THE BOARD

1.	INTRODUCTION

The purpose of this circular is to provide you with relevant information to enable you to make an informed decision on whether to vote for or against the proposals relating to (among others): (1) the proposal regarding the issue of short-term debentures by the Company, (2) the proposal regarding the issue of super short-term debentures by the Company, (3) the proposal regarding the issue of debt financing instruments (by way of non-public placement), (4) the proposal regarding the granting of the general mandate to issue domestic and/or overseas debt financing instruments, (5) the proposal regarding the granting of general mandate to the Board of Directors to issue domestic shares and/or overseas listed foreign shares, (6) the proposal regarding the amendments to the Articles of Association of the Company, and (7) the proposal regarding the provision of guarantee by Shandong Company to its subsidiary, all of which are to be proposed at the AGM.

2.	PROPOSALS REGARDING THE ISSUE OF SHORT-TERM DEBENTURES, SUPER SHORT TERM DEBENTURES AND DEBT FINANCING INSTRUMENTS (BY WAY OF NON- PUBLIC PLACEMENT) BY THE COMPANY

On 19 March 2019, the Board approved the proposals regarding the the issue of short term debentures, super short term debentures and debt financing instruments (by way of non-public placement). Details of such proposals are set out below.

2.1	Proposal regarding the issue of short-term debentures by the Company

The Board of Directors of the Company proposed that (1) the Company be authorised to issue short term debentures (in either one or multiple tranches) of a principal amount not exceeding RMB10 billion (which means that the outstanding principal balance of the short-term debentures in issue shall not exceed RMB10 billion at any time within the period as prescribed therein) in the PRC from the date on which the approval is obtained at the 2018 annual general meeting to the conclusion of the 2019 annual general meeting; and (2) an approval to be sought at the general meeting for an unconditional general mandate to be given to the Company’s Board of Directors or any two or more Directors to determine the terms and conditions and other relevant matters in relation to the respective tranches of the issue of short-term debentures in accordance with the need of the Company and the market conditions, including but not limited to the final principal amount of the short-term debentures to be issued and the terms thereof within the prescribed scope as set out in (1) above, and to execute all necessary legal documents, and to conduct appropriate disclosures of information.

The above proposal shall be submitted to the AGM as a special resolution for consideration and approval by the Shareholders.

2.2	Proposal regarding the issue of super short-term debentures by the Company

The Board of Directors of the Company proposed that (1) the Company be authorised to issue super short-term debentures with a principal amount not exceeding RMB30 billion from the date on which the approval is obtained at the 2018 annual general meeting to the conclusion of the 2019 annual general meeting (either in one tranche or on a rolling basis, where the outstanding principal balance of the super short-term debentures in issue by the Company shall not exceed RMB30 billion

LETTER FROM THE BOARD

at any time within the period as prescribed therein); (2) an approval to be sought at the general meeting for an unconditional general mandate to be given to the Company’s Board of Directors or any two or more Directors to determine the specific terms and conditions and other relevant matters in relation to the respective tranches of the issue of the super short-term debentures in accordance with the need of the Company and the market conditions, including but not limited to the final principal amount of the super short-term debentures to be issued and the terms thereof within the prescribed scope as set out in (1) above, and to execute all necessary legal documents, and to conduct appropriate disclosures of information.

The above proposal shall be submitted to the AGM as a special resolution for consideration and approval by the Shareholders.

2.3	Proposal regarding the issue of debt financing instruments (by way of non-public placement) by the Company

The Board of Directors of the Company proposed that (1) the Company be authorised to issue debt financing instruments (either in one or multiple tranches) with a principal amount of not exceeding RMB6 billion by way of non-public placement (which means that the outstanding principal balance of the non-public placement of debt financing instruments in issue shall not exceed RMB6 billion at any time within the period as prescribed therein) from the date on which the approval is obtained at the 2018 annual general meeting to the conclusion of the 2019 annual general meeting; (2) an approval to be sought at the general meeting for an unconditional general mandate to be given to the Company’s Board of Directors or any two or more Directors to determine the specific terms and conditions and other relevant matters in relation to the respective tranches of the issue in accordance with the need of the Company and the market conditions, including but not limited to the final principal amount of the financial instruments to be issued and the terms thereof within the prescribed scope as set out in (1) above, and to execute all necessary legal documents, and to conduct appropriate information disclosures.

The above proposal shall be submitted to the AGM as a special resolution for consideration and approval by the Shareholders.

3.	PROPOSAL REGARDING THE GRANTING OF THE GENERAL MANDATE TO ISSUE DOMESTIC AND/OR OVERSEAS DEBT FINANCING INSTRUMENTS

The Board of Directors of the Company proposed that:

i.
the Company shall, from the date on which the approval is obtained at the 2018 annual general meeting to the conclusion of the 2019 annual general meeting and upon obtaining approval at relevant regulatory authorities, issue domestic and/or overseas debt financing instruments (in either one or multiple tranches on a rolling basis) with a principal amount of up to RMB50 billion or equivalent in or outside the People’s Republic of China, such instruments include but are not limited to corporate bonds and enterprise bonds in the domestic market, medium-term notes in the interbank bond market, offshore RMB-denominated bonds, overseas USD denominated bonds and bonds denominated in other foreign currencies in the overseas market (including domestic and overseas perpetual bonds, which include without limitation perpetual

LETTER FROM THE BOARD

mid-term notes, renewable corporate bonds and renewable enterprise bonds in the domestic market, perpetual bonds in the overseas market or other perpetual bonds denominated in RMB or any other foreign currency that are permitted under applicable laws and regulations to be issued in or outside the People’s Republic of China without a definite maturity date). (For the avoidance of doubt, reference to “debt financing instruments” in this proposal does not include short-term debentures, super short-term debentures and private placement notes issued in the domestic interbank bond market.)

ii.
approval be obtained at the general meeting for granting an unconditional general mandate to the Board or more than two Directors of the Company to determine, based on the Company’s needs and market conditions and in accordance with relevant regulatory requirements, the terms and conditions for the issue of the relevant debt financing instruments and to attend to other relevant matters (which include but are not limited to):

(1)
determining the details regarding the issue of the relevant debt financing instruments, including but not limited to the type of the bond to be issued, the issuer, whether to issue in tranches, the currency, amount and term of each tranche, the term for and method of repayment of the principal and accrued interest, the method of issue, the method and terms of placement, the interest rate and ways to determine it, and the security arrangements. Issue of corporate bonds in the domestic market must also meet the following requirements: the bonds under such issue shall have a maturity of no more than 20 years (except perpetual bonds) and could be bonds with a single maturity date or a portfolio of bonds with different maturity dates; the proceeds of the issue will be used to meet the Company’s production and operation operational needs, adjust its debt structure, replenish its working capital and/or make project investments; subject to the provisions of applicable laws and regulatory requirements, the issue may be a public or non-public issue or a placement to the shareholders of the Company. Methods of issue and placement details (including whether to place or not and the size of placement) shall be determined by the Board or more than two Directors of the Company according to market conditions and details of the issue.

(2)
representing the Company in engaging in all the negotiations, signing all the agreements and other necessary documents and making proper disclosures of information in connection with the issue of the relevant debt financing instruments;

(3)
procuring approval of the issue of the relevant debt financing instruments with the relevant regulatory authority and making proper adjustments to the detailed issue plan based on the comments and opinions, if any, of the regulatory authority; and

(4)	taking all the necessary actions to decide on/attend to other particular matters relating to the issue of the relevant debt financing instruments.

iii.
The resolution adopted at the Company’s general meeting in relation to the issue of the relevant debt financing instruments shall be valid for 24 months from the date of adoption of such resolution. If the Board or more than two Directors have determined the issue or partial issue of the relevant debt financing instruments within the validity term of the mandate and the

LETTER FROM THE BOARD

Company has procured the approval, permit, filing or registration, as applicable, for the issue with the relevant regulatory authority, the Company may complete the issue or partial issue of the relevant debt financing instruments within the term of validity of such approval, permit, filing or registration.

The above proposal shall be submitted to the AGM as a special resolution for consideration and approval by the Shareholders.

4.	PROPOSAL REGARDING THE GRANTING OF GENERAL MANDATE TO THE BOARD OF DIRECTORS TO ISSUE DOMESTIC SHARES AND/OR OVERSEAS LISTED FOREIGN SHARES

The Company seeks to obtain approval from its Shareholders to approve the proposal regarding the granting of general mandate to the Board of Directors to issue domestic shares and/or overseas listed foreign shares.

Scope of the authorisation is set out below:

(1)
Subject to paragraphs (3), (4) and (5) below and pursuant to the Company Law of the PRC and the relevant regulations of the places where the shares of Huaneng Power International are listed (as amended from time to time), the Board (or the Directors authorised by the Board) be and is hereby granted an unconditional general mandate to exercise all the powers of Huaneng Power International within the Relevant Period (as defined below) to separately or concurrently allot, issue and deal with domestic shares and/or overseas listed foreign shares (including securities convertible into shares, option to subscribe for any shares or such convertible securities), and to determine the terms and conditions for allotting, issuing and dealing with such new shares including but not limited to the following terms:

(a)	class and number of new shares to be issued;

(b)	pricing mechanism and/or issue price of the new shares to be issued (including price range);

(c)	the starting and closing dates of such issue;

(d)	the class and number of the new shares to be issued to existing shareholders; and/or

(e)	the making or granting of proposals, agreements and options for the purpose of exercising the authority mentioned above.

(2)
The approval in paragraph (1) shall authorise the Board (or the Directors authorised by the Board) of Huaneng Power International within the Relevant Period, to make or grant any offers, commitments and options of which might be exercised after the expiry of the Relevant Period.

LETTER FROM THE BOARD

(3)
The number of new domestic shares or new overseas listed foreign shares (other than those issued by conversion of the surplus reserve into share capital in accordance with the Company Law and the articles of Huaneng Power International) conditionally or unconditionally, separately or concurrently allotted, issued and dealt with (whether pursuant to an option or otherwise) by the Board (or the Directors authorised by the Board) of Huaneng Power International within the Relevant Period pursuant to the approval in paragraph (1) shall not exceed 20% of each class of the existing domestic shares and overseas listed foreign shares of Huaneng Power International in issue at the time when this resolution is passed at the Annual General Meeting.

(4)
In exercising the mandate granted in paragraph (1) above, the Board (or the directors authorized by the Board) of Huaneng Power International shall a) comply with the Company Law of the PRC and the relevant regulatory stipulations (as amended from time to time) of the places where the shares of Huaneng Power International are listed; and b) obtain approval from China Securities Regulatory Commission and other relevant PRC government departments.

(5)
the Company shall not issue securities convertible into shares for cash consideration unless the initial conversion price is not lower than the Benchmarked Price (as defined below) of the shares at the time of the relevant placing, and the Company shall not issue warrants, options or similar rights to subscribe for (i) any new shares of the Company; or (ii) any securities convertible into new shares of the Company, for cash consideration under the General Mandate (as defined below);

(6)	For the purpose of this resolution:
“Benchmarked Price” means the higher of:

(a)	the closing price on the date of the relevant placing agreement or other agreement involving the proposed issue of securities under the General Mandate (as defined below); and

(b)	the average closing price in the 5 trading days immediately prior to the earlier of:

(i)	the date of announcement of the placing or the proposed transaction or arrangement involving the proposed issue of securities under the General Mandate (as defined below);

(ii)	the date of the placing agreement or other agreement involving the proposed issue of securities under the General Mandate (as defined below); and

(iii)	the date on which the placing or subscription price is fixed;

“General Mandate” means the general mandate to be approved in this resolution;

LETTER FROM THE BOARD

“Relevant Period” means the period from the date of passing this resolution until whichever is the earliest of:

(a)	the conclusion of the next annual general meeting of Huaneng Power International; and

(b)	the date on which the general mandate set out in this resolution is revoked or varied by a special resolution of the shareholders of Huaneng Power International at a general meeting.

(7)
Subject to the approval(s) of the relevant authorities of the PRC and in accordance with the relevant laws, administrative regulations, and the regulatory stipulations of the places where the shares of Huaneng Power International are listed and the articles of Huaneng Power International, the Board (or the Directors authorised by the Board) Huaneng Power International be and is hereby authorised to increase the registered capital of Huaneng Power International in accordance with the exercise of the powers pursuant to paragraph (1) above.

(8)
The Board (or the Directors authorised by the Board) of Huaneng Power International be and is hereby authorized to sign any necessary documents, complete any necessary formalities and procedures and take other necessary steps to complete the allotment, issuance and listing of the new shares upon the exercise of the powers pursuant to paragraph (1) above, provided the same do not violate the relevant laws, administrative regulations, the relevant regulatory stipulations of the places where the shares of Huaneng Power International are listed and the articles of Huaneng Power International.

(9)
Subject to the approval of the relevant PRC authorities, the Board (or the Directors authorised by the Board) of Huaneng Power International be and is hereby authorized to make appropriate and necessary amendments to the articles of Huaneng Power International after completion of the allotment and issue of new shares with reference to the method, type and number of new shares allotted and issued by Huaneng Power International and the shareholding structure of Huaneng Power International at the time of completion of the allotment and issue of new shares in order to reflect the alteration of the share capital structure and registered capital of Huaneng Power International pursuant to the exercise of this General Mandate.

No shareholders’ class meetings shall be required to be convened by the Company when the Board of Directors exercises the General Mandate to issue A Shares. If, as required by the relevant domestic law and regulations in the PRC, a general meeting needs to be convened even if the General Mandate to issue Shares is obtained, then it is still subject to the approval by all Shareholders at the general meeting.

As at the Latest Practicable Date, the Company had 15,698,093,359 Shares in issue comprising 10,997,709,919 A Shares and 4,700,383,440 H Shares. Subject to the passing of the proposed resolution for the approval of the General Mandate and in accordance with the terms therein, the Company will be allowed to allot, issue and deal with up to a maximum of 2,199,541,983 A Shares and/or 940,076,688 H Shares on the basis that no further A Shares and/or H Shares will be issued by the Company prior to the General Meeting.

LETTER FROM THE BOARD

The above proposal shall be submitted to the AGM as a special resolution for consideration and approval by the Shareholders.

5.	PROPOSAL REGARDING THE AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF THE COMPANY

The Company completed the non-public offering of A shares in October 2018. The total number of ordinary shares of the Company increased to 15,698,093,359 shares, and the registered capital was changed to RMB15,698,093,359. As approved at the 18th Meeting of the 9th Session of the Board of Directors of the Company, it is proposed to amend the articles of association accordingly.

LETTER FROM THE BOARD

Details of the amendments are as follows:

No.	Original provision	Provision after the amendments
1.
Article 16. With the approval of the department responsible for the examination and approval of companies as authorized by the State Council, the total number of ordinary shares first issued by the Company is 5 billion shares and the Company issued 3.75 billion shares (domestic-invested shares) to promoters at the time of its establishment, representing 75% of the total number of issued ordinary shares of the Company at that time.

Article 16. With the approval of the department responsible for the examination and approval of companies as authorized by the State Council, the total number of ordinary shares first issued by the Company is 5 billion shares and the Company issued 3.75 billion shares (domestic-invested shares) to promoters at the time of its establishment, representing 75% of the total number of issued ordinary shares of the Company at that time.

All of the 1.25 billion ordinary shares issued by the Company at the first offering after its establishment are overseas-listed foreign- invested shares, representing 25% of the total number of issued ordinary shares of the Company at that time.

All of the 1.25 billion ordinary shares issued by the Company at the first offering after its establishment are overseas-listed foreign- invested shares, representing 25% of the total number of issued ordinary shares of the Company at that time.

Upon being passed by special resolution in the Company’s general meeting of shareholders and with the approval of relevant departments of the Chinese government, the Company completed the issuance and allotment of an additional 250 million overseas-listed foreign-invested shares and 400 million domestic-invested shares on 4 March 1998 and, taking into account the aforesaid placing and allotment of shares, the structure of the Company’s share capital is as follows: the total number of ordinary shares is 5.65 billion shares, out of these, 4.15 billion shares representing approximately 73.45% of the total number of issued ordinary shares of the Company are held by holders of domestic-invested shares and 1.5 billion shares representing approximately 26.55% of the total number of issued ordinary shares of the Company are held by holders of overseas-listed foreign-invested shares.

Upon being passed by special resolution in the Company’s general meeting of shareholders and with the approval of relevant departments of the Chinese government, the Company completed the issuance and allotment of an additional 250 million overseas-listed foreign-invested shares and 400 million domestic-invested shares on 4 March 1998 and, taking into account the aforesaid placing and allotment of shares, the structure of the Company’s share capital is as follows: the total number of ordinary shares is 5.65 billion shares, out of these, 4.15 billion shares representing approximately 73.45% of the total number of issued ordinary shares of the Company are held by holders of domestic-invested shares and 1.5 billion shares representing approximately 26.55% of the total number of issued ordinary shares of the Company are held by holders of overseas-listed foreign-invested shares.

LETTER FROM THE BOARD

No.	Original provision	Provision after the amendments

Upon being passed by special resolution in the Company’s general meeting of shareholders and with the approval of relevant departments of the Chinese government, the Company completed the issuance and allotment of 350 million domestic-invested shares in 2001, among which 250 million shares are domestic-listed domestic-invested shares and 100 million shares are non-listed domestic-invested shares.

Upon being passed by special resolution in the Company’s general meeting of shareholders and with the approval of relevant departments of the Chinese government, the Company completed the issuance and allotment of 350 million domestic-invested shares in 2001, among which 250 million shares are domestic-listed domestic-invested shares and 100 million shares are non-listed domestic-invested shares.

After the above increase of share capital by the issuance and allotment of shares, the Company’s share capital structure was as follows: the total number of ordinary shares was 6 billion shares, out of these, 250 million shares representing approximately 4.17% of the Company’s total share capital were held by holders of domestic-listed domestic-invested shares, 4.25 billion shares representing approximately 70.83% of the Company’s total share capital were held by holders of domestic-invested shares, and 1.5 billion shares representing 25% of the Company’s total share capital are held by holders of overseas-listed foreign- invested shares.

After the above increase of share capital by the issuance and allotment of shares, the Company’s share capital structure was as follows: the total number of ordinary shares was 6 billion shares, out of these, 250 million shares representing approximately 4.17% of the Company’s total share capital were held by holders of domestic-listed domestic-invested shares, 4.25 billion shares representing approximately 70.83% of the Company’s total share capital were held by holders of domestic-invested shares, and 1.5 billion shares representing 25% of the Company’s total share capital are held by holders of overseas-listed foreign- invested shares.

Upon the approval by special resolution in the Company’s general meeting of shareholders, in 2004, the Company declared the payment of dividends, totaling to 3,013,835,600 shares, to the Company’s shareholders with its distributable profits and distributed 3,013,835,600 shares to the Company’s shareholders by converting reserves into the registered capital of the Company.

Upon the approval by special resolution in the Company’s general meeting of shareholders, in 2004, the Company declared the payment of dividends, totaling to 3,013,835,600 shares, to the Company’s shareholders with its distributable profits and distributed 3,013,835,600 shares to the Company’s shareholders by converting reserves into the registered capital of the Company.

Upon being passed by special resolution in the Company’s general meeting of shareholders and with the approval of relevant departments of the PRC government, the Company completed the issuance of 500 million overseas-listed foreign-invested shares and 1.5 billion domestic-listed domestic-invested shares in December 2010.

Upon being passed by special resolution in the Company’s general meeting of shareholders and with the approval of relevant departments of the PRC government, the Company completed the issuance of 500 million overseas-listed foreign-invested shares and 1.5 billion domestic-listed domestic-invested shares in December 2010.

LETTER FROM THE BOARD

No.	Original provision	Provision after the amendments

After the above issuance and allotment of shares, the Company’s share capital structure was as follows: the total number of ordinary shares was 14,055,383,440 shares, of which 10,500,000 shares representing approximately 74.70% of the Company’s total share capital were held by holders of domestic-invested shares, and 3,555,383,440 shares representing 25.30% of the Company’s total share capital are held by holders of overseas-listed foreign- invested shares.

After the above issuance and allotment of shares, the Company’s share capital structure was as follows: the total number of ordinary shares was 14,055,383,440 shares, of which 10,500,000 shares representing approximately 74.70% of the Company’s total share capital were held by holders of domestic-invested shares, and 3,555,383,440 shares representing 25.30% of the Company’s total share capital are held by holders of overseas-listed foreign- invested shares.

Upon obtaining a mandate at the Company’s general meeting of shareholders and with the approval of relevant departments of the PRC government, the Company completed the issuance of 365 million overseas-listed foreign-invested shares in November 2014.

Upon obtaining a mandate at the Company’s general meeting of shareholders and with the approval of relevant departments of the PRC government, the Company completed the issuance of 365 million overseas-listed foreign-invested shares in November 2014.

After the above issuance and allotment of shares, the Company’s share capital structure was as follows: the number of ordinary shares was 14,420,383,440 shares, out of these, 10,500,000,000 shares representing approximately 72.81% of the Company’s total share capital are held by holders of domestic-listed shares, and 3,920,383,440 shares representing approximately 27.19% of the Company’s total share capital are held by holders of overseas-listed shares.

After the above issuance and allotment of shares, the Company’s share capital structure was as follows: the number of ordinary shares was 14,420,383,440 shares, out of these, 10,500,000,000 shares representing approximately 72.81% of the Company’s total share capital are held by holders of domestic-listed shares, and 3,920,383,440 shares representing approximately 27.19% of the Company’s total share capital are held by holders of overseas-listed shares.

As per special resolution passed at the Company’s general meeting of shareholders and with the approval of relevant departments of the PRC government, the Company completed the issuance of 780 million overseas-listed foreign-invested shares in November 2015.

As per special resolution passed at the Company’s general meeting of shareholders and with the approval of relevant departments of the PRC government, the Company completed the issuance of 780 million overseas-listed foreign-invested shares in November 2015.

LETTER FROM THE BOARD

No.	Original provision	Provision after the amendments

The existing structure of the Company’s share capital is as follows: the total number of issued ordinary shares of the Company is 15,200,383,440 shares, out of these, 10,500,000,000 shares representing  approximately 69.08% of the Company’s total share capital are held by holders of domestic-listed shares, and 4,700,383,440 shares representing approximately 30.92% of the Company’s total share capital are held by holders of overseas-listed shares.

After the above issuance of shares, ~~The existing structure of~~ the Company’s share capital structure is ~~capital is as follows~~: the total number of issued ordinary shares ~~of the Company~~ is 15,200,383,440 shares, out of these, 10,500,000,000 shares representing approximately 69.08% of the Company’s total share capital are held by holders of domestic-listed shares, and 4,700,383,440 shares representing approximately 30.92% of the Company’s total share capital are held by holders of overseas-listed shares.

Authorized by the special resolution of the Company’s general meeting of shareholders and approved by the relevant government authorities, the Company has completed the issuance of 497,709,919 domestically listed domestic shares in October 2018.

The Company’s current share capital structure is as follows: the total number of issued ordinary shares of the Company is 15,698,093,359 shares, of which 10,997,709,919 shares are held by holders of domestic listed shares, accounting for approximately 70.06% of the Company’s total shares in issue, and 4,700,383,440 shares are held by holders of overseas listed shares, accounting for approximately 29.94% of the Company's total shares in issue.

2.	Article 20. The registered capital of the Company is RMB15,200,383,440.	Article 20. The registered capital of the Company is RMB~~15,200,383,440~~15,698,093,359.

The Articles of Association are written in Chinese and the translation into English language is for reference only. In case of any inconsistency between the English and Chinese versions, the Chinese version shall prevail.

According to the Articles of Association and the relevant rules and regulations, the proposed amendments are subject to the approval of the Shareholders of the Company by way of special resolution at the AGM. Further, the proposed amendments will become effective after obtaining the approval from the relevant PRC authorities.

LETTER FROM THE BOARD

The Directors consider that the proposed amendments are in the interest of the Company and its Shareholders as a whole. Advice has been obtained from independent legal advisers that the amended Articles of Association comply with the laws of the PRC and the Hong Kong Listing Rules requirements.

6.	PROPOSAL REGARDING THE PROVISION OF GUARANTEE BY SHANDONG COMPANY TO ITS SUBSIDIARY

Shandong Company is a controlled subsidiary of the Company.

Pakistan Company is established jointly by Shandong Company and Shandong Ruyi Technology Group in May 2014. Each of Shandong Company and Shandong Ruyi Technology Group holds a 50% equity interest in Pakistan Company. Pakistani Company has already borrowed US$200 million as working capital loan from ICBC on 28 September 2018 and the loan will expire on 28 September 2019. In order to meet the repayment obligation of the above-mentioned US$200 million and to make a further loan for the working capital of Pakistan Company, and to meet the liquidity demand for the normal operation of Pakistan Company, ICBC agreed, upon the due date for repayment of the above-mentioned US$200 million loan, to provide a loan of US$400 million to Pakistan Company as working capital loan by way of syndicated loan method with a maturity of 12 months and on condition that each Shandong Company and Shandong Ruyi Technology Group shall according to its shareholding interests in Pakistan Company provide an irrevocable guarantee for US$200 million.

According to the Hong Kong Listing Rules, this Guarantee does not require approval at the shareholders' meeting. However, according to the Shanghai Listing Rules, considering that the asset-liability ratio of Pakistan Company exceeds 70%, this Guarantee is subject to the approval at the general meeting of the Company. The Company seeks the Shareholders' approval for Shandong Company to provide an irrevocable guarantee for US$200 million for Pakistan Company.

The above resolution shall be submitted to the AGM as an ordinary resolution for consideration and approval by the Shareholders.

7.	THE AGM

A notice convening the AGM to be held at 9:00 a.m. on 12 June 2019 at Conference Room A102, the headquarters of the Company, Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, the PRC is set out on pages 17 to 20 of the circular. No shareholder is required to abstain from voting in connection with the matters to be resolved at the AGM. Pursuant to Rule 13.39(4) of the Hong Kong Listing Rules, voting at the AGM will be conducted by poll. The poll results will be published on the websites of the Company and of the Hong Kong Stock Exchange in accordance with the Hong Kong Listing Rules following the AGM.

Whether or not you intend to attend the meeting in person, you are requested to complete and return the reply slip and the form of proxy in accordance with the instructions printed thereon. The form of proxy should be completed and returned to Hong Kong Registrars Limited (for holders of H Shares of the Company) at 17M, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong or to the Company’s head office in China (for holders of Domestic Shares of the Company), as soon as possible and in any event

LETTER FROM THE BOARD

not later than 24 hours before the time fixed for holding the AGM or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting should you so wish.

8.	RECOMMENDATIONS

The Board believes that the proposed resolutions set out in the notice of the AGM are in the best interests of the Company and the Shareholders as a whole. Accordingly, the Board recommends that all Shareholders vote in favor of the resolutions as set out in the notice of the AGM.

9.	OTHER INFORMATION

Your attention is drawn to the other information set out in the appendices to this circular.

10.	RESPONSIBILITY STATEMENT

This circular, for which the Directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

Yours faithfully
By order of the Board
Huaneng Power International, Inc.
Huang Chaoquan
Company Secretary

APPENDIX I	NOTICE OF 2018 ANNUAL GENERAL MEETING

NOTICE OF 2018 ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2018 annual general meeting (the “Annual General Meeting” or “General Meeting”) of Huaneng Power International, Inc. (the “Company”) will be held at 9:00 a.m. on 12 June 2019 at Conference Room A102, the headquarters the Company, Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, the People’s Republic of China for considering and approving the following resolutions:

ORDINARY RESOLUTIONS

1.	To consider and approve the working report from the Board of Directors of the Company for 2018

2.	To consider and approve the working report from the Supervisory Committee of the Company for 2018

3.	To consider and approve the audited financial statements of the Company for 2018

4.	To consider and approve the profit distribution plan of the Company for 2018 (Note 1)

SPECIAL RESOLUTIONS

5.	Proposals regarding the issue of short-term debentures, super short term debentures and debt financing instruments (by way of non-public placement) by the Company

5.1	To consider and approve the proposal regarding the issue of short-term debentures by the Company (Note 2)

5.2	To consider and approve the proposal regarding the issue of super short-term debentures by the Company (Note 2)

5.3	To consider and approve the proposal regarding the issue of debt financing instruments (by way of non-public placement) (Note 2)

6.	To consider and approve the proposal regarding the granting of the general mandate of issue domestic and/or overseas debt financing instruments (Note 2)

7.	To consider and approve the proposal regarding the granting of general mandate to the Board of Directors to issue domestic shares and/or overseas listed foreign shares (Note 2)

APPENDIX I	NOTICE OF 2018 ANNUAL GENERAL MEETING

8.	To consider and approve the proposal regarding the amendments to the articles of association of the Company (Note 2)

ORDINARY RESOLUTION

9.	To consider and approve the proposal regarding the provision of guarantee by Shandong Company to its subsidiary (Note 2)

By order of the Board
Huaneng Power International, Inc.
Huang Chaoquan
Company Secretary

As at the date of this notice, the directors of the Company are:

Shu Yinbiao (Executive Director)	Yue Heng (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Xu Mengzhou (Independent Non-executive Director)
Wang Yongxiang (Non-executive Director)	Liu Jizhen (Independent Non-executive Director)
Mi Dabin (Non-executive Director)	Xu Haifeng (Independent Non-executive Director)
Guo Hongbo (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Cheng Heng (Non-executive Director)
Lin Chong (Non-executive Director)

Beijing, the PRC
26 April 2019

Notes:

1.	The profit distribution plan of the Company for 2018

After auditing by KPMG Huazhen (Special General Partnership) and KPMG, for the financial year ended 31 December 2018, according to China’s Accounting Standards for Business Enterprises and International Financial Reporting Standards, net profits attributable to the shareholders of the Company were RMB1,438.8814 million and RMB734.435 million respectively. According to the Company Law of the People’s Republic of China and the Company’s articles of association, the Company shall appropriate 10% of the profit after tax calculated according to China’s Accounting Standards for Business Enterprises as the statutory surplus reserve. The Company has the option to cease such apportionment when the accumulated statutory surplus reserve is equal to or more than 50% of the registered share capital of the Company. As the balance of the Company’s statutory surplus reserve was more than 50% of the registered capital, statutory surplus reserve was not appropriated in year 2018. Discretionary surplus reserve was not appropriated in year 2018.

The proposed profit distribution plan of the Company for year 2018 was as follows: based on the Company’s total share capital, a cash dividend of RMB0.1 (inclusive of tax) per ordinary share will be paid to all shareholders of the Company. It is anticipated that RMB1,569.81 million will be paid as cash dividend.

2.	Please refer to the circular of the Company dated 26 April 2019 for details.

APPENDIX I	NOTICE OF 2018 ANNUAL GENERAL MEETING

3.	Proxy

1.	A member eligible to attend and vote at the Annual General Meeting is entitled to appoint, in written form, one or more proxies to attend and vote on his behalf. A proxy needs not be a shareholder.

2.
A proxy should be appointed by a written instrument signed by the appointor or its attorney duly authorised in writing. If the form of proxy is signed by the attorney of the appointor, the power of attorney authorising that attorney to sign or other authorisation document(s) shall be notarised.

3.
To be valid, the power of attorney or other authorisation document(s) which have been notarised together with the completed form of proxy must be delivered, in the case of holders of Domestic Shares, to the Company and, in the case of holders of H Shares, to Hong Kong Registrars Limited, not less than 24 hours before the time designated for holding of the Annual General Meeting.

4.	If more than one proxy is appointed by a shareholders such proxies shall only exercise the right to vote by poll.

5.	The resolutions set out in this Notice will be voted by poll.

4.	Registration procedures for attending the Annual General Meeting

1.
A shareholder or his proxy shall produce proof of identity when attending the meeting. If a shareholder is a legal person, its legal representative or other persons authorised by the board of directors or other governing body of such shareholder may attend the Annual General Meeting by producing a copy of the resolution of the board of directors or other governing body of such shareholder appointing such person(s) to attend the meeting.

2.	Holders of H Shares intending to attend the Annual General Meeting should return the reply slip for attending the Annual General Meeting to the Company on or before 23 May 2019.

3.	Shareholders may send the reply slip to the Company in person, by post or by fax.

5.	Registration Matters for H Shareholders

1.	Closure of Register of Members of H Shares for attending the Annual General Meeting

In order to determine the shareholders of H shares who will be entitled to attend the Annual General Meeting, the Company will suspend registration of transfer of H shares from 23 May 2019 to 12 June 2019 (both days inclusive).

In order to qualify to attend and vote at the Annual General Meeting, non-registered holders of H shares of the Company whose transfer documents have not been registered must deposit the transfer documents accompanied by relevant share certificates to the Company’s H Share Registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong by no later than 4:30 p.m. on 22 May 2019. Holders of H shares whose names are recorded in the register of member of the Company on 12 June 2019 are entitled to attend the Annual General Meeting.

2.	Closure of Register of Members for Payment of the Final Dividend for 2018

In order to determine the H Shareholders entitled to receive the 2018 Final Dividend, the Company will suspend registration of transfer of H Shares from 21 June 2019 to 27 June 2019 (both days inclusive).

Non-registered holders of H Shares of the Company who have not had their transfer documents registered must deposit the transfer documents accompanied by relevant share certificate(s) to the Company’s H Share Registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road

APPENDIX I	NOTICE OF 2018 ANNUAL GENERAL MEETING

East, Wanchai, Hong Kong by no later than 4:30 p.m. on 20 June 2019. The H Shareholders whose names are recorded in the register of members of the Company on 27 June 2019 are entitled to receive the 2018 Final Dividend.

6.	Other Businesses

1.	Shareholders and their proxies who attend shall bear their own accommodation and travelling expenses.
2.	The address of the Share Registrar for H Shares of the Company, Hong Kong Registrars Limited, is at:

1712-1716, 17/F, Hopewell Centre
183 Queen’s Road East Wanchai
Hong Kong

3.	The address for contact:

Capital Market Department of
Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District, Beijing 100031,
The People’s Republic of China

4.	Contact Persons:	Xie Meixin, Liu Tianyu
Contact Telephone No:	(+86)10-6322 6590 (+86)10-6322 6595
Facsimile No:	(+86)10-6322 6888
Email address:	xiemx@hpi.com.cn

5.	Time and dates in this notice are Hong Kong time and dates.

Proxy Form for 2018 Annual General Meeting

Number of Shares related to this proxy form (Note 1)	H Shares/Domestic Shares*

I (We)(Note 2) _______________________________________________________________________________________________________ of ______________________________________________________________________________________________________________, Shareholders’ Account: _____________________________________________________________________________________________ and I.D. No.: _____________________________________________________________________________________________________, being the holder(s) of __________________________________H Share(s)/Domestic Share(s)* (Note 1) of Huaneng Power International, Inc. (the “Company”) now appoint (Note 3) _______________________________________________________________________________________ I.D. No.: ___________________________________________________________________________________________________________________________________________________________ (of __________________________________________________________________________________________________________________________________________________________________), or failing him, the Chairman of the meeting, as my(our) proxy to attend and vote for me(us) on the following resolutions in accordance with the instruction(s) below and on my(our) behalf at the 2018 Annual General Meeting to be held at 9:00 a.m. on 12 June 2019 at Conference Room A102, the headquarters of the Company, Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, the People’s Republic of China for the purpose of considering and, if thought fit, passing the resolutions as set out in the notice convening the said meeting. In the absence of any indication, the proxy may vote for or against the resolutions at his/her own discretion.(Note 6)

ORDINARY RESOLUTIONS			For (Note 4)	Against (Note 4)
1.	To consider and approve the working report from the Board of Directors of the Company for 2018
2.	To consider and approve the working report from the Supervisory Committee of the Company for 2018
3.	To consider and approve the audited financial statements of the Company for 2018
4.	To consider and approve the profit distribution plan of the Company for 2018
SPECIAL RESOLUTIONS			For (Note 4)	Against (Note 4)
5.	Proposals regarding the issue of short term debentures, super short term debentures and debt financing instruments (by way of non-public placement) by the Company
	5.1	To consider and approve the proposal regarding the issue of short-term debentures by the Company
	5.2	To consider and approve the proposal regarding the issue of super short-term debentures by the Company
	5.3	To consider and approve the proposal regarding the issue of debt financing instruments (by way of non-public placement)
6.	To consider and approve the proposal regarding the granting of the general mandate of issue domestic and/or overseas debt financing instruments
7.	To consider and approve the proposal regarding the granting of general mandate to the Board of Directors to issue domestic shares and/or overseas listed foreign shares
8.	To consider and approve the proposal regarding the amendments to the articles of association of the Company
ORDINARY RESOLUTION			For (Note 4)	Against (Note 4)
9.	To consider and approve the proposal regarding the provision of guarantee by Shandong Company to its subsidiary
Date: ______________________________________ 2019          Signature: ______________________________________ (Note 5)
Notes:
1.
Please insert the number of H Share(s) registered in your name(s) relating to this form of proxy. If no number is inserted, this form of proxy will be deemed to relate to all of the H Shares in the share capital of the Company registered in your name(s).

2.	Please insert full name(s) and address(es) in BLOCK LETTERS.
3.
Please insert the name and address of your proxy. If this is left blank, the chairman of the 2018 Annual General Meeting will act as your proxy. One or more proxies, who may not be member(s) of the Company, may be appointed to attend and vote in the meeting provided that such proxies must attend the meeting in person on your behalf. Any alteration made to this proxy form must be signed by the signatory.

4.
Attention: If you wish to vote FOR any resolution, please indicate with a “✓” in the appropriate space under “For”. If you wish to vote AGAINST any resolution, please indicate with a “✓” in the appropriate space under “Against”. In the absence of any such indication, the proxy will vote or abstain at his discretion.

5.
This form of proxy must be signed underhand by you or your attorney duly authorised in that behalf. If the appointer is a corporation, this form must be signed under its common seal or under hand by any directors or agents duly appointed by such corporation.

6.
This form of proxy together with the power of attorney or other authorisation document(s) which have been notarised, must be delivered, in the case of a holder of Domestic Share(s), to the Company and in the case of a holder of H Share(s), to Hong Kong Registrars Limited, at least 24 hours before the time designated for the holding of the 2018 Annual General Meeting.

* Please delete as appropriate.

華能國際電力股份有限公司

HUANENG POWER INTERNATIONAL, INC.

(Stock Code: 902)

Reply Slip for 2018 Annual General Meeting

I/(We) ________________________________________________ of ______________________________________________ ________________________________________________________________________________________________________ Telephone number: __________________________________ and Fax number: __________________________________ being the holder(s) of __________________________________ H Share(s)/Domestic Share(s)* of Huaneng Power International, Inc. (the “Company”) hereby reply that I/(We) wish to attend or appoint a proxy to attend (on my/our behalf) the 2018 annual general meeting (the “AGM”) to be held at 9:00 a.m. on 12 June 2019 at Conference Room A102, the headquarters of the Company, Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, The People’s Republic of China.

Signature:

Date:

Note:
Eligible shareholders who wish to attend the AGM are advised to complete and return this reply slip to the Company’s business address at Capital Market Department, Huaneng Power International, Inc., Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing 100031, the PRC by post or by facsimile (Fax no.: (+86)-10-6322 6888). Failure to sign and return this reply slip, however, will not preclude an eligible shareholder from attending the AGM.

* Please delete as appropriate.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

華能國際電力股份有限公司

HUANENG POWER INTERNATIONAL, INC.

(Stock Code: 902)

FIRST QUARTERLY REPORT OF 2019

Pursuant to the regulations of the China Securities Regulatory Commission, the Company is required to publish a quarterly report for each of the first and third quarters.

All financial information set out in this quarterly report is unaudited and prepared in accordance with the PRC Accounting Standards (“PRC GAAP”).

This announcement is made by the Company pursuant to Rule 13.09 and Rules 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the Inside Information Provisions under Part XIVA of the Securities and Futures Ordinance (Chapter 571, Laws of Hong Kong).

1.	IMPORTANT NOTICE

1.1
The board of directors and the supervisory committee of Huaneng Power International, Inc. (the “Company”, “Huaneng Power International”) together with the members thereof and the senior management warrant that the information contained in this report does not contain any false statements, misleading representations or material omissions. All of them jointly and severally accept responsibility as to the truthfulness, accuracy and completeness of the content of this report.

1.2	All financial information set out in this quarterly report is unaudited and prepared in accordance with the PRC GAAP.

1.3
Shu Yinbiao (legal representative), Huang Lixin (person in charge of accounting function) and Li Yinghui (person in charge of the Accounting Department) warrant the truthfulness, accuracy and completeness of the content of the quarterly report.

1.4
This announcement is made by the Company pursuant to Rule 13.09 and Rules 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the Inside Information Provisions under Part XIVA of the Securities and Futures Ordinance (Chapter 571, Laws of Hong Kong).

1.5	Status on directors who did not attend board meeting

Name of director who did not attend	Title of director who did not attend	Reason for failure to attend	Name of proxy
Shu Yinbiao	Chairman	Due to work reasons	Huang Jian
Mi Dabin	Director	Due to work reasons	Wang Yongxiang
Guo Hongbo	Director	Due to work reasons	Wang Yongxiang
Lin Chong	Director	Due to work reasons	Cheng Heng
Yu Heng	Independent non-executive Director	Due to work reasons	Xu Mengzhou
Liu Jizhen	Independent non-executive Director	Due to work reasons	Xu Mengzhou
Zhang Xianzhi	Independent non-executive Director	Due to work reasons	Xu Haifeng

2	BASIC INFORMATION OF THE COMPANY

2.1	Major financial information (PRC GAAP) (unaudited)

(Amounts: In RMB Yuan)

	End of current reporting period	End of last year	Variance from end of last year
			(%)

Total Assets	400,000,276,277	403,441,456,827	(0.85)
Equity holders’ equity attributable to equity holders of the Company	86,185,693,297	83,234,629,238	3.55

	From the beginning of the year to the end of current reporting period (January to March)	From the beginning of the preceding year to the end of the equivalent period (January to March)	Variance from equivalent period of last year
		(Restated)	(%)

Net cash flows generated from operating activities	10,774,920,831	9,545,600,111	12.88

	From the beginning of the year to the end of current reporting period (January to March)	From the beginning of the preceding year to the end of the equivalent period (January to March)	Variance from equivalent period of last year
		(Restated)	(%)

Operating Revenue	45,651,7000,763	43,415,756,267	5.15
Net profit attributable to equity holders of the Company	2,655,793,776	1,239,466,011	114.27
Net profit after deducting non-recurring items attributable to equity holders of the Company	2,482,460,502	1,157,354,174	114.49
Return on net assets (weighted average) (%)	3.14	1.62	Increased by 1.52 percentage points
Basic earnings per share (RMB per share)	0.16	0.08	100.00
Diluted earnings per share (RMB per share)	0.16	0.08	100.00

Non-recurring items and amounts:

☑ Applicable      ☐ Not applicable

(Amounts: In RMB Yuan)

Items	Total amount from the beginning of the year to the end of current reporting period	Notes
	(January to March)

Gains from disposal of non-current assets	10,238,348
Government grant recorded in income statement, excluding government grant closely related to the Company’s business and calculated according to national unified standards	118,992,112
Gains from the changes in fair value from held-for-trading financial assets, held-for-trading financial liabilities other than those hedging instruments relating to normal business, and investment income from disposal of held-for-trading financial assets, held-for-trading financial liabilities and available-for-sale financial assets	24,684,100
Reversal of provision for doubtful accounts receivable individually tested for impairments	539,437
Other non-operating income and expenses excluding the above items	1,621,772
For the three months ended 31 March 2019, other non-operating income besides the above items mainly include the income from reimbursement of tenure tax and carbon emissions quotas transfer income, and the other non-operating expense of the company and its subsidiaries mainly include donations, fines etc.

Other non-recurring items	(1,254,351)
For the three months ended 31 March 2019, other non-recurring items mainly include interest income on loans to joint ventures and associates, entrusted management fee and trusteeship management income.

Receipt of compensation of loan guarantee	107,055,891
Impact of non-controlling interests, net of tax	(64,039,606)
Tax impact of non-recurring items	(24,504,429)

Total	173,333,274

2.2
Total number of shareholders, ten largest shareholders and shareholding of top ten holders of circulating shares whose shares are not subject to any selling restrictions as at the end of the reporting period

Unit: share

Total number of shareholders	88,470
Top ten holders of shares
Name (in full) of shareholders	Number of shares held at end of reporting period	Percentage (%)	Number of shares held with selling restriction	Status on charges or pledges etc.		Nature of shareholders
				Status of shares	Number
Huaneng International Power Development Corporation	5,066,662,118	32.28	–	Nil	–	State-owned entity
HKSCC Nominees Limited	4,079,058,769	25.98	–	Nil	–	Foreign entity
China Huaneng Group Co., Ltd.	1,555,124,549	9.91	–	Nil	–	State-owned entity
Hebei Construction & Investment Group Co., Ltd.	527,548,946	3.36	–	Nil	–	State-owned entity
China Securities Finance Corporation Limited	492,186,504	3.14	–	Nil	–	State-owned entity
China Hua Neng Group Hong Kong Limited	472,000,000	3.01	–	Nil	–	Foreign entity
Jiangsu Provincial Investment & Management Limited Liability Company	416,500,000	2.65	–	Nil	–	State-owned entity
Fujian Investment Development Group Liability Company	321,814,185	2.05	–	Nil	–	State-owned entity
Dalian Municipal Construction Investment Company Limited	301,500,000	1.92	–	Charges	150,750,000	State-owned entity
Liaoning Energy Investment (Group) Limited Liability Company	284,204,999	1.81	–	Nil	–	State-owned entity

Top ten holders of circulating shares whose shares are not subject to selling restrictions
Name (in full) of shareholders	Number of shares in circulation without any selling restrictions as at the end of the reporting period	Type and number of shares
		Type	Number
Huaneng International Power Development Corporation	5,066,662,118	RMB denominated ordinary shares	5,066,662,118
HKSCC Nominees Limited	4,079,058,769	Overseas listed foreign invested shares	4,079,058,769
China Huaneng Group Co., Ltd.	1,555,124,549	RMB denominated ordinary shares	1,555,124,549
Hebei Construction & Investment Group Co., Ltd.	527,548,946	RMB denominated ordinary shares	527,548,946
China Securities Finance Corporation Limited	492,186,504	RMB denominated ordinary shares	492,186,504
China Hua Neng Group Hong Kong Limited	472,000,000	Overseas listed foreign invested shares	472,000,000
Jiangsu Provincial Investment & Management Limited Liability Company	416,500,000	RMB denominated ordinary shares	416,500,000
Fujian Investment Development Group Limited Liability Company	321,814,185	RMB denominated ordinary shares	321,814,185
Dalian Municipal Construction Investment Company Limited	301,500,000	RMB denominated ordinary shares	301,500,000
Liaoning Energy Investment (Group) Limited Liability Company	284,204,999	RMB denominated ordinary shares	284,204,999
Details relating to the related relationship of the above shareholders or the parties acting in concert
Among the above shareholders, China Huaneng Group Co., Ltd., Huaneng International Power Development Corporation and China Hua Neng Group Hong Kong Limited are regarded as parties acting in concert under the “Management Rules on Acquisition of Listing Companies”. The Company is not aware of any related relationship among other shareholders.

Explanatory statement regarding the restored voting rights and shareholdings of holders of preference shares	–

2.3
Total number of holders of preference shares, ten largest holders of preference shares and shareholding of top ten holders of preference shares whose shares are not subject to selling restriction as at the end of the reporting period

☐ Applicable      ☑ Not applicable

3	SIGNIFICANT EVENTS

3.1	Disclosure as to, and reasons for, material changes in accounting items and financial indices of the Company

☑ Applicable      ☐ Not applicable

(a)	Fluctuation analysis of the consolidated balance sheet items

1.	Advances to suppliers as at the end of the period increased by 30.74% compared with the end of last year, mainly due to the increase in the prepayment of coal by the Company’s subsidiaries.

2.
Derivative financial assets as at the end of the period increased by 430.57% compared with the end of the last year, mainly due to the increase in the fair value of the fuel swap contracts held by the Company’s subsidiary, SinoSing Power Pte. Ltd.

3.
Other non-current assets as at the end of the period increased by 11.77% compared with the end of the last year, mainly due to the recognition of right of use assets by the Company and its subsidiaries, upon adoption of the new lease standard from 1 January 2019.

4.
Contract liabilities as at the end of the period decreased by 80.71% compared with the end of the last year, mainly due to the Company’s subsidiaries’ advance of heating fee transferred to operating revenue.

5.
Liabilities held for sale as at the end of the period decreased by 40.88% compared with the end of the last year, mainly due to the repayment of borrowings by the Shandong Power’s subsidiary, one of the Company’s subsidiaries.

6.
Long-term payables as at the end of the period increased by 38.93% compared with the end of the last year, mainly due to the recognition of lease liabilities by the Company and its subsidiaries, upon adoption of the new lease standard from 1 January 2019.

(b)	Fluctuation analysis of the consolidated income statement items

1.
Impairment losses decreased by RMB69,663.70 thousand compared with the same period of last year, mainly due to the reversal of the provision for inventory obsolescence of the Company’s subsidiaries, SinoSing Power Pte. Ltd., resulting from the increase of the oil price.

2.
Gains from fair value changes increased by RMB19,248.50 thousand compared with the same period of last year, mainly due to the increase in the fair value of the fuel swap contracts held by the Company’s subsidiary, SinoSing Power Pte. Ltd.

3.
Investment income decreased by 27.88% compared with the same period of last year, mainly due to the decrease of the investment income from Huaneng Shandong Ruyi (Hong Kong) Energy Co., Ltd. (Hong Kong Energy), which was previously a joint venture established by Shandong Power, a subsidiary of the Company, and another shareholder. Hong Kong Energy was included in the consolidated financial statements as at 31 December 2018. Prior to this, Hong Kong Energy was accounted for using equity method.

4.
Non-operating income increased by 559.45% compared with the same period of last year, mainly due to the receipt of indemnity of a previous guarantee for repayment of due debts by a subsidiary of Shandong Power, the Company’s subsidiary.

5.
Other income increased by 27.11% compared with the same period of last year, mainly due to the increase of government grants on heat provision received by the Company’s subsidiaries, resulting from the increase in heat supplies.

6.	Income tax expenses increased by 72.44% compared with the same period of last year, mainly due to the increase in taxable income in the first quarter.

7.	Net profit attributable to equity holders of the Company increased by 114.27% compared with the same period of last year, mainly due to the decrease in fuel price in the first quarter.

(c)	Fluctuation analysis of the consolidated cash flow statement items

1.
The net cash flow from financial activities changed from net cash in-flow to net cash out-flow compared with the same period of last year, mainly due to the significant decrease in issuance of short-term bonds by the Company.

3.2	Analysis and description of significant events and their impacts and solutions

☑Applicable      ☐ Not applicable

On 14 October 2016, the Company and China Huaneng Group Co., Ltd. (“Huaneng Group”) entered into the Agreement for the Transfer of Equity Interests in Certain Companies Between China Huaneng Group and Huaneng Power International, Inc. (the “Transfer Agreement”), to acquire 80% equity interests of Huaneng Shandong Power Generation Limited (“Shandong Power”), 100% equity interests of Huaneng Jilin Power Generation Limited, 100% equity interests of Huaneng Heilongjiang Power Generation Limited and 90% equity interests of Huaneng Henan Zhongyuan Gas Turbine Ltd. held by Huaneng Group. On the same day, Huaneng Group and the Company entered into the Profit Forecast Compensation Agreement Between China Huaneng Group and Huaneng Power International, Inc. (the “Profit Forecast Compensation Agreement”). Huaneng Group guaranteed that the audited net profit of Huaneng Laiwu Power Generation Limited, Huaneng Jiaxiang Power Generation Limited, Huaneng Jining Canal Power Generation Limited, Huaneng Liaocheng Thermal Power Limited and Huaneng Yantai Power Generation Limited (which was changed as Yantai Power Plant of Huaneng Shandong Power Generation Limited in September 2018) (collectively, the “Profit Forecast Companies”), all subsidiaries of Shandong Power, in 2017, 2018 and 2019 (the “Actual Net Profit”) would not be less than the forecasted net profit (the “Actual Net Profit”).

According to the Specific Audit Report on Situation Description of the Differences between Actual Net Profit/(Loss) and the Forecasted Net Profit for 2018 for Huaneng Laiwu Power Generation Limited, Huaneng Jiaxiang Power Generation Limited, Huaneng Jining Canal Power Generation Limited, Huaneng Liaocheng Thermal Power Limited and Yantai Power Plant of Huaneng Shandong Power Generation Limited, all subsidiaries of Huaneng Shandong Power Generation Limited as acquired by Huaneng Power International, Inc. provided by KPMG Huazhen LLP (the “Specific Audit Report”), the aggregate of the differences between actual net profit/(loss) (net of the non-recurring items) and the forecasted net profit for 2018 for the Profit Forecast Companies was RMB807.165 million. As the Actual Net Profit of the Profit Forecast Companies for 2018 fell short of the forecasted net profit, Huaneng Group shall compensate the Company with RMB550.832 million according to the terms and compensation formula set out in the Profit Forecast Compensation Agreement, which should be payable by way of cash by Huaneng Group to the Company within 20 working days from the date of disclosure of the Specific Audit Report.

The Company had received the abovementioned undertaken compensation amount paid by Huaneng Group in April 2019. Therefore, the obligations of Huaneng Group with respect to its undertaking on result compensation for 2018 under the Profit Forecast Compensation Agreement had been fulfilled.

3.3	Undertaking not performed in time during the reporting period

☐ Applicable      ☑ Not applicable

3.4
Warnings on any potential loss in accumulated net profit for the period from the beginning of the year to the end of next reporting period or any material changes from the corresponding period last year and the reasons therefor

☐ Applicable      ☑ Not applicable

By Order of the Board
Huaneng Power International, Inc.
Shu Yinbiao
Chairman

As at the date of this announcement, the Directors of the Company are:

Shu Yinbiao (Executive Director)	Yue Heng (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Xu Mengzhou (Independent Non-executive Director)
Wang Yongxiang (Non-executive Director)	Liu Jizhen (Independent Non-executive Director)
Mi Dabin (Non-executive Director)	Xu Haifeng (Independent Non-executive Director)
Guo Hongbo (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Cheng Heng (Non-executive Director)
Lin Chong (Non-executive Director)

Beijing, the PRC
26 April 2019

APPENDIX

HUANENG POWER INTERNATIONAL, INC.
UNAUDITED CONSOLIDATED AND THE COMPANY BALANCE SHEETS (PRC GAAP)
AS AT 31 MARCH 2019

Amounts: In RMB Yuan, Except as noted

ASSETS	31 March 2019	31 December 2018	31 March 2019	31 December 2018
	Consolidated	Consolidated	The Company	The Company

CURRENT ASSETS
Bank balances and cash	15,077,882,265	15,832,787,528	2,233,024,503	4,312,255,194
Derivative financial assets	152,459,490	28,734,966	–	–
Notes receivable and accounts receivable	29,704,609,680	29,278,937,883	5,794,444,374	5,636,996,718
Advances to suppliers	1,639,243,639	1,256,434,562	142,312,571	145,247,259
Other receivables	1,591,529,202	1,517,098,960	4,159,946,733	4,170,912,861
Inventories	8,974,197,617	9,543,691,175	2,766,134,832	2,546,965,245
Assets held for sale	644,980,230	647,947,685	–	–
Contract assets	3,018,132	11,057,534	–	–
Current portion of non-current assets	1,400,702,241	1,425,124,547	550,832,000	550,832,000
Other current assets	2,053,611,512	2,257,252,686	8,256,007,920	8,413,662,641

Total current assets	61,242,234,008	61,799,067,526	23,902,702,933	25,776,871,918

NON-CURRENT ASSETS
Derivative financial assets	36,175,175	5,969,775	–	–
Long-term receivables	11,199,365,083	12,045,303,915	195,535,332	183,990,892
Long-term equity investments	19,500,157,640	19,370,297,109	81,466,507,437	80,353,781,383
Other equity instrument investments	2,084,117,363	2,083,419,153	2,052,793,530	2,052,793,530
Investment property	228,558,439	232,553,979	151,708,033	154,793,943
Fixed assets	244,831,984,768	246,317,446,847	50,001,557,023	50,984,612,447
Construction-in-progress	24,472,914,824	26,020,192,536	1,105,708,494	1,118,058,392
Intangible assets	14,061,088,381	13,805,698,991	1,488,136,731	1,498,640,599
Goodwill	12,332,048,032	12,422,676,098	–	–
Long-term deferred expenses	325,120,449	334,170,020	33,808,828	36,047,861
Deferred income tax assets	3,135,379,653	3,143,464,591	435,177,284	456,945,022
Other non-current assets	6,551,132,462	5,861,196,287	22,512,636,513	23,165,700,586

Total non-current assets	338,758,042,269	341,642,389,301	159,443,569,205	160,005,364,655

TOTAL ASSETS	400,000,276,277	403,441,456,827	183,346,272,138	185,782,236,573

	31 March 2019	31 December 2018	31 March 2019	31 December 2018
	Consolidated	Consolidated	The Company	The Company

LIABILITIES AND EQUITY HOLDERS’ EQUITY

CURRENT LIABILITIES
Short-term loans	62,401,918,931	61,038,772,250	24,045,000,000	22,875,000,000
Derivative financial liabilities	59,222,023	313,984,135	5,386,800	4,117,920
Notes payable and accounts payable	15,403,706,200	14,683,707,047	2,888,912,020	3,255,404,176
Contract liabilities	381,274,970	1,976,646,844	75,554,294	246,742,325
Salary and welfare payables	668,473,947	659,111,311	155,976,478	150,609,594
Taxes payable	1,879,111,458	1,474,437,034	271,165,764	114,945,647
Other payables	18,133,643,815	20,590,886,194	3,029,585,876	3,190,514,095
Liabilities held for sale	215,459,953	364,432,558	–	–
Current portion of non-current liabilities	31,364,206,630	25,089,976,183	14,751,580,278	7,983,356,032
Other current liabilities	10,140,460,961	12,014,262,435	9,815,651,282	11,703,301,936

Total current liabilities	140,647,478,888	138,206,215,991	55,038,812,792	49,523,991,725

NON-CURRENT LIABILITIES
Long-term loans	119,324,092,005	129,548,160,984	16,098,360,804	25,367,936,169
Derivative financial liabilities	76,791,595	231,307,924	–	–
Bonds payable	25,983,115,011	25,984,663,376	25,983,115,011	25,984,663,376
Long-term payables	2,726,306,567	1,962,430,235	290,368,966	124,629,172
Long-term employee benefits payable	71,369,128	69,842,803	–	–
Provision	38,537,379	38,678,329	12,155,689	12,155,689
Deferred income	2,250,190,834	2,314,950,550	1,201,078,922	1,241,962,525
Deferred income tax liabilities	1,175,236,669	1,050,325,686	–	–
Other non-current liabilities	2,214,949,706	2,248,681,706	305,885,909	312,667,905

Total non-current liabilities	153,860,588,894	163,449,041,593	43,890,965,301	53,044,014,836

TOTAL LIABILITIES	294,508,067,782	301,655,257,584	98,929,778,093	102,568,006,561

	31 March 2019	31 December 2018	31 March 2019	31 December 2018
	Consolidated	Consolidated	The Company	The Company

LIABILITIES AND EQUITY HOLDERS’ EQUITY (continued)

EQUITY HOLDERS’ EQUITY
Share capital	15,698,093,359	15,698,093,359	15,698,093,359	15,698,093,359
Other equity instruments	10,212,770,833	10,077,395,833	10,212,770,833	10,077,395,833
Including: perpetual corporate bonds	10,212,770,833	10,077,395,833	10,212,770,833	10,077,395,833
Capital surplus	18,336,973,593	18,336,973,593	13,214,419,337	13,214,419,337
Other comprehensive income	358,691,793	69,628,638	747,195,862	757,081,751
Special reserves	70,773,294	64,592,036	53,986,169	49,805,436
Surplus reserves	8,186,274,738	8,186,274,738	8,186,274,738	8,186,274,738
Undistributed profits	33,322,115,687	30,801,671,041	36,303,753,747	35,231,159,558

Equity holders’ equity attributable to equity holders of the Company	86,185,693,297	83,234,629,238	84,416,494,045	83,214,230,012
Non-controlling interests	19,306,515,198	18,551,570,005	——	——

Total equity holders’ equity	105,492,208,495	101,786,199,243	84,416,494,045	83,214,230,012

TOTAL LIABILITIES AND EQUITY HOLDERS’ EQUITY	400,000,276,277	403,441,456,827	183,346,272,138	185,782,236,573

Legal representative	Person in charge of accounting function	Person in charge of accounting department
Shu Yinbiao	Huang Lixin	Li Yinghui

HUANENG POWER INTERNATIONAL, INC.
UNAUDITED CONSOLIDATED AND THE COMPANY INCOME STATEMENTS (PRC GAAP)
FOR THE FIRST QUARTER ENDED 31 MARCH 2019

Amounts: In RMB Yuan, Except as noted

		For the quarter ended 31 March
		2019	2018	2019	2018
		Consolidated	Consolidated	The Company	The Company
			(Restated)

Operating revenue		45,651,700,763	43,415,756,267	11,916,561,441	12,810,533,819
Less:	Operating cost	37,292,527,036	37,511,087,208	9,709,736,704	11,226,516,642
	Tax and levies on operations	518,860,475	473,678,833	143,006,130	156,966,544
	Selling expenses	22,304,590	6,183,643	5,377,656	5,085,346
	General and administrative expenses	897,585,020	904,441,696	368,139,459	420,395,239
	Research and development expenses	1,550,263	1,607,528	–	–
	Financial expenses	2,754,866,883	2,469,215,457	924,322,323	932,396,467
	Asset impairment loss	(68,868,657)	795,036	–	179,371
	Credit loss	(539,437)	(215,907)	–	–
Add:	Gain/(loss) on fair value changes of financial assets/liabilities	18,862,817	(385,646)	–	–
	Investment income	157,237,534	218,032,047	694,194,948	337,804,948
	Including: Investment income from associates and joint ventures	149,984,822	215,450,357	107,089,550	91,956,192
	Gain on disposal of assets	3,781,012	2,763,447	3,781,012	65,681
	Other income	118,838,417	93,495,064	43,262,039	46,654,732

Operating profit		4,532,134,370	2,362,867,685	1,507,217,168	453,519,571
Add:	Non-operating income	124,638,766	18,900,378	3,999,570	2,767,534
Less:	Non-operating expenses	9,339,382	7,675,451	1,240,364	700,338

Profit before tax		4,647,433,754	2,374,092,612	1,509,976,374	455,586,767
Less:	Income tax expense	1,073,272,355	622,414,997	302,007,186	117,006,065

Net profit		3,574,161,399	1,751,677,615	1,207,969,188	338,580,702

(1)	Classification according to the continuity of operation
	Continuous operating net profit	3,574,161,399	1,751,677,615	1,207,969,188	338,580,702

(2)	Classification according to ownership
Attributable to:
	Equity holders of the Company	2,655,793,776	1,239,466,011	1,207,969,188	338,580,702
	Non-controlling interests	918,367,623	512,211,604	–	–

	For the quarter ended 31 March
	2019	2018	2019	2018
	Consolidated	Consolidated	The Company	The Company
		(Restated)

Earnings per shares (based on the net profit attributable to equity holders of the Company) (expressed in RMB per share)
– Basic earnings per share	0.16	0.08	——	——
– Diluted earnings per share	0.16	0.08	——	——

Other comprehensive income/(loss),net of tax	240,324,048	(374,459,810)	(9,885,889)	13,004,520

Other comprehensive income/(loss) (net of tax) attributed to equity holders of the company	289,063,155	(354,265,002)	(9,885,889)	13,004,520

Other comprehensive income (net of tax) attributed to equity holders of the company that may not be reclassified to profit or loss
Including:
Share of other comprehensive income of the equity-accounted investee that may not be reclassified to profit or loss	(7,866,579)	8,012,984	(7,866,579)	8,012,984
Losses arising from changes in fair value of other equity instrument investments	504,399	(32,725)	–	–
Other comprehensive income (net of tax) attributed to equity holders of the company that may be reclassified to profit or loss
Including:
Share of other comprehensive (loss)/income of investees accounted for under the equity method	(1,067,650)	(2,250,091)	(1,067,650)	(2,250,091)
Effective portion of cash flow hedges	438,070,825	(51,347,652)	(951,660)	7,241,627
Translation differences of the financial statements of foreign operations	(140,577,840)	(308,647,518)	–	–
Other comprehensive loss, net of tax, attributable to non-controlling interests	(48,739,107)	(20,194,808)	–	–

Total comprehensive income	3,814,485,447	1,377,217,805	1,198,083,299	351,585,222

Attributable to:
Equity holders of the Company	2,944,856,931	885,201,009	1,198,083,299	351,585,222
Non-controlling interests	869,628,516	492,016,796	–	–

Legal representative	Person in charge of accounting function	Person in charge of accounting department
Shu Yinbiao	Huang Lixin	Li Yinghui

HUANENG POWER INTERNATIONAL, INC.
UNAUDITED CONSOLIDATED AND THE COMPANY CASH FLOW STATEMENTS (PRC GAAP)
FOR THE QUARTER ENDED 31 MARCH 2019

Amounts: In RMB Yuan, Except as noted

	For the quarter ended 31 March
	2019	2018	2019	2018
	Consolidated	Consolidated	The Company	The Company
		(Restated)
Cash flows generated from operating activities

Cash received from sales of goods and services rendered	53,565,360,116	51,604,417,385	12,942,473,133	14,573,956,906
Cash received from return of taxes and fees	28,885,817	33,263,456	–	–
Other cash received relating to operating activities	175,522,548	223,192,155	191,631,515	91,306,319

Sub-total of cash inflows of operating activities	53,769,768,481	51,860,872,996	13,134,104,648	14,665,263,225

Cash paid for goods and services received	36,594,580,281	36,296,912,700	9,006,176,840	11,525,444,334
Cash paid to and on behalf of employees including salary, social welfare, education funds and others in such manner	3,276,107,661	2,822,558,692	995,011,489	886,740,800
Payments of taxes	2,759,285,459	2,948,201,463	818,409,352	970,121,901
Other cash paid relating to operating activities	364,874,249	247,600,030	372,522,676	201,432,237

Sub-total of cash outflows of operating activities	42,994,847,650	42,315,272,885	11,192,120,357	13,583,739,272

Net cash flows generated from operating activities	10,774,920,831	9,545,600,111	1,941,984,291	1,081,523,953

Cash flows generated from investing activities

Cash received on investment income	26,621,935	873,082	761,896,443	414,209,721
Proceeds from disposal of property, plant and equipment, land use rights and other non-current assets	94,076,332	3,719,104	5,529,299	237,030
Other cash received relating to investing activities	18,862,817	18,505,532	2,090,240,000	–

Sub-total of cash inflows of investing activities	139,561,084	23,097,718	2,857,665,742	414,446,751

Payment for the purchase of property, plant and equipment	4,185,694,528	3,616,141,649	295,239,495	311,042,701
Cash paid for investments	10,480,000	366,834,000	1,047,723,324	1,822,382,868
Other cash paid relating to investing activities	–	–	1,739,814,441	–

Sub-total of cash outflows of investing activities	4,196,174,528	3,982,975,649	3,082,777,260	2,133,425,569

Net cash flows used in investing activities	(4,056,613,444)	(3,959,877,931)	(225,111,518)	(1,718,978,818)

	For the quarter ended 31 March
	2019	2018	2019	2018
	Consolidated	Consolidated	The Company	The Company
		(Restated)
Cash flows generated from financing activities

Cash received from investments	–	465,428,282	–	–
Including: cash received from non-controlling interests of subsidiaries	–	465,428,282	——	——
Cash received from borrowings	25,436,893,680	28,647,780,986	9,980,000,000	21,873,553,364
Cash received from issuance of short-term bonds	2,146,189,916	12,000,000,000	2,091,868,576	12,000,000,000
Other cash received relating to financing activities	–	31,138,373	–	2,322,451

Sub-total of cash inflows of financing activities	27,583,083,596	41,144,347,641	12,071,868,576	33,875,875,815

Repayments of borrowings	31,923,967,447	37,079,123,436	15,231,327,850	27,897,820,688
Payments for dividends, profit or interest expense	2,928,363,472	2,768,879,029	631,558,849	637,118,527
Including: dividends paid to non-controlling interests of subsidiaries	186,585,185	423,657,289	——	——
Other cash paid relating to financing activities	40,000,000	180,126,497	2,752,581	20,542,776

Sub-total of cash outflows of financing activities	34,892,330,919	40,028,128,962	15,865,639,280	28,555,481,991

Net cash flows used in financing activities	(7,309,247,323)	1,116,218,679	(3,793,770,704)	5,320,393,824

Effect of exchange rate fluctuations on cash held	(163,965,327)	(39,829,992)	(2,332,760)	(12,839,020)

Net (decrease)/increase in cash	(754,905,263)	6,662,110,867	(2,079,230,691)	4,670,099,939
Add: cash at beginning of period	15,832,787,528	9,390,280,012	4,312,255,194	942,143,443

Cash at end of period	15,077,882,265	16,052,390,879	2,233,024,503	5,612,243,382

Legal representative	Person in charge of accounting function	Person in charge of accounting department
Shu Yinbiao	Huang Lixin	Li Yinghui

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By	/s/ Huang Chaoquan

Name:	Huang Chaoquan
Title:	Company Secretary

Date:     April 26, 2019